Amendment No. 6 to the Worthington Industries, Inc.

Deferred Profit Sharing Plan, as Amended and Restated

WHEREAS, Worthington Industries, Inc. (the “Company”) is the sponsor of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and the eligible employees of participating affiliates;

WHEREAS, the Plan has most recently been amended and restated effective on and after January 1, 2015;

WHEREAS, the Plan provides that the Company may amend the Plan; and

WHEREAS, the Company desires to amend the Plan regarding the use of forfeitures.

NOW, THEREFORE, the Plan is hereby amended as follows.

1.
A new definition of “Forfeitures” is added in Section 25 to read as follows:

“Forfeiture" means any amount attributable to a missing Participant that has been forfeited pursuant to Section 23.4.

2. Section 23.4 “Limitations on Payment; Missing Participants” is hereby amended by deleting it in its entirety and by replacing it with the following:

23.4. Limitations on Payment; Missing Participants. If, in the judgment of the Committee, a Participant or Beneficiary is legally, physically or mentally incapable of managing such person's financial affairs or personally receiving and executing a receipt for any distribution or payment due him under the Plan, the Plan may distribute the Participant's Account to the person's guardian or other legal representative (or, if none is known, to any other person or institution who has custody of the person) and that distribution or payment will constitute a full discharge of any obligation with respect to the amount paid or distributed.

If the Plan Administrator cannot locate a Participant or Beneficiary at the time payments are due, or if the Plan made a distribution, but the Participant or Beneficiary for any reason does not cash the distribution check, then after the Plan Administrator mails a written notice of his eligibility to receive a distribution, address service requested, to his last known address and makes such other diligent effort to locate the person as the Plan Administrator determines, such as (a) sending a registered letter, return receipt requested, to the person's last known address, or (b) using a commercial locator service, the internet, or other general search method, then the Plan Administrator may in its discretion, treat the distributable amount as a Forfeiture. In the event a Participant or Beneficiary is located subsequent to the Forfeiture, such benefit shall be restored, first from Forfeitures, if any, and then from an additional Employer contribution if necessary. Such restored benefit shall not be considered an "Annual Addition" as defined in Section 25, under Code Section 415.

Any such Forfeiture shall be used as soon as is administratively practicable (a) to restore prior Forfeitures, (b) to reduce the administrative expenses of the Plan, or (c) to reduces subsequent Employer Contributions or Matching Contributions to the Plan.

IN WITNESS WHEREOF, the undersigned has executed this amendment as Plan sponsor for the benefit of its eligible employees and the eligible employees of all participating companies, effective as of November 30, 2018, or as otherwise set forth above.

WORTHINGTON INDUSTRIES, INC. By: /s/Dale T. Brinkman Print Name: Dale T. Brinkman Title: Vice President - Secretary

Date: 11/30/2018

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